UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2025

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

60 Tower Rd., Waltham, MA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On October 30, 2025, Nano Dimension Ltd. (the “Registrant”) issued a Shareholder Letter, a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference herein, to accompany the proxy materials furnished to the Securities and Exchange Commission on October 21, 2025 relating to the 2025 Annual General Meeting of Shareholders (the “Meeting”). The Meeting will be held on Thursday, December 4, 2025, at 5:00 p.m., Israel time (10:00 a.m. EST), at the Company’s headquarters located at 60 Tower Road, Waltham, MA 02541, and virtually. Shareholders are encouraged to attend the Meeting in person or virtually via Microsoft Teams, Meeting ID: 314 066 704 235 2, Passcode: ke9B63zL.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, and 333-278368) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Shareholder Letter issued by Nano Dimension Ltd. on October 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Nano Dimension Ltd. (Registrant)

Date: October 30, 2025	By:	/s/ David Stehlin
David Stehlin
Chief Executive Officer